Exhibit (a)(5)(A)

Resolution of the Board of Directors During the Meeting held on November 11, 2021.

Resolution of the Board of Directors

"The Board of Directors, considering the proposal of the Corporate Practices, Nominating and Compensation Committee and based on the opinions of our independent outside counsel, Ritch, Mueller y Nicolau, S.C. and Cleary Gottlieb Steen & Hamilton LLP, as well as the financial opinion of Morgan Stanley & Co. LLC, on the share price, considers that the Offer Price established by the Offerors is fair from a financial point of view to Banco Santander México. S.A.’s shareholders.

The Board of Directors of the Company remains neutral and does not make any recommendation to the shareholders with respect to the offer and leaves the decision to participate in the offer to the discretion of each shareholder of the Company."